           SECURITIES AND EXCHANGE COMMISSION - WASHINGTON, D.C. 20549

           FORM 12b-25 - NOTIFICATION OF LATE FILING: FORM 10-QSB for
                          quarter ended March 31, 2000

                         Commission File Number: 1-14903

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                         PART I. Registrant Information

Full name of Registrant: NAVARONE, INC.          Former Name: Not applicable

Address of principal office: c/o Salem Krieger, 228 East 85th Street,
                               New York, NY 10028

                        PART II. Rule 12b-25 (b) and (c)

If the Report could not be filed without unreasonable effort or expense and Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[x] (a) The reasons described in reasonable detail in Part III hereof could not be eliminated without unreasonable effort or expense.

[x] (b) The subject Quarterly Report will be filed on or before the 15th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached, if applicable.

                               PART III. Narrative

Filing of the Quarterly Report has been delayed due to difficulties in preparing the unaudited financial statements.

                           PART IV. Other Information

(1) Name and telephone number of person to contact regarding this notification:

     Maureen Abato, Esq.                              (718) 769-4021

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports, been filed? [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report? [ ] Yes [X] No

NAVARONE, INC. (Name of Registrant as specified in its charter) has caused this notification be be signed on its behalf by the undersigned thereunto duly authorized:

Dated: May 12, 2000                        By: /s/ Salem Krieger, President
      -------------                           -----------------------------